Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-000000) and related Prospectus of Intra-Cellular Therapies, Inc. for the registration of up to $350 million of common stock, preferred stock, debt securities, warrants, rights, purchase contracts and units and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements of Intra-Cellular Therapies, Inc., and the effectiveness of internal control over financial reporting of Intra-Cellular Therapies, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Baltimore, MD

September 2, 2016